Exhibit 99.1
Rediff.Com Reports Results for the 1st Quarter Ended June 30, 2009
Mumbai, India, July 21, 2009.
“A sequential growth in overall revenues for the quarter ended June 30, 2009 of 11% in US Dollar terms (7% in Indian Rupee terms) makes us cautiously optimistic but it is important to note that on a year-on-year basis revenues are lower than in the corresponding quarter in the previous year by 40% in US Dollar terms (31% in Indian Rupee terms). India revenues were up 15% quarter over quarter (40% lower on a year-on-year basis) in US Dollar terms. The economic environment for online advertising in India continues to be challenging. Indian advertisers in the credit card, home loan, online travel, jobs, matrimony, shopping and real estate segments who normally account for about half of all online advertising in India continue to face difficult business conditions” said Ajit Balakrishnan, Chairman and CEO, Rediff.com.
“We have recently completed a number of initiatives to strengthen our business and enhance our user base. We have enforced a common data model and adopted a RESTful architecture across all our services. Key benefits of this are improved performance and scalability and ease of adding newer features to existing products to keep pace with this fast evolving industry. Our services are now accessible with equal ease over both PC and Mobile Phone. We have improved our Search technology and have introduced social and collective intelligence features across all our services.
These and other initiatives will likely require us to increase our investments in product development and brand building over the next two to three quarters. We thus expect an increase in our operating expenses from current levels by an average of about $1.0 to 1.5 million per quarter over this period. We believe that these investments are necessary to grow our user base and preserve our leadership position in the Indian online space and secure the long term future of our business.”
Further details of Rediff.com’s results for the first quarter ended June 30, 2009 are appended in tabular form to this press release. A script of the earnings result conference call held on July 21, 2009 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.
Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “believe,” “estimate,” “project,” “anticipate,” “continue” or similar terms, variations of those terms or the negative of those terms. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology related risks, legal and regulatory policies, managing risks associated with customer products and the wide spread acceptance of the Internet. Readers should carefully review the risk factors and any other cautionary statements contained in Rediff’s Annual Report on Form 20-F, as well as other risks detailed in other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update or revise any forward-looking statements that may be made from time to time by it or on its behalf, whether as a result of new information, future events or otherwise.

TABLES TO FOLLOW
STATEMENT OF OPERATIONS
QUARTER ENDED JUNE 30, 2009
(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended June 30
	2009	2008

Revenues
India Online	3.95	6.56
US Publishing	1.01	1.76
Total Revenues	4.96	8.32

Cost of Revenues	(1.43)	(1.68)

Gross Margin	3.53	6.64
Gross Margin %	71%	80%

Operating Expenses *	(4.89)	(5.54)

Operating EBITDA	(1.36)	1.10

Depreciation / Amortization	(1.18)	(1.68)

Interest Income	1.11	1.17

Foreign Exchange gain/ (loss)	0.08	0.29

Equity in net loss of equity method investee	(0.07)	—

Net (loss)/ income before income taxes	(1.42)	0.88

Tax	(0.01)	(0.11)

Net (loss) / income	(1.43)	0.77

Net (loss) / income per ADS (in US dollars)	(0.049)	0.026

Net (loss) / income per ADS (in US dollars) diluted	(0.049)	0.026

Weighted average ADS Outstanding (in millions)	29.23	29.23

* Stock based Compensation included in operating expenses.	0.21	0.44

Notes
•	Each ADS represents one half of an equity share.

•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

Non-GAAP Measures Note
Operating EBITDA, non-GAAP operating expenses, impairments related to discontinued capital projects, property plant and equipment, intangibles and goodwill are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).
Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED JUNE 30, 2009
(All figures are in US$ million)

	Quarter ended June 30
	2009	2008

Operating EBITDA (Non GAAP)	(1.36)	1.10

Depreciation / Amortization	(1.18)	(1.68)

Interest Income	1.11	1.17

Foreign Exchange gain	0.08	0.29

Equity in net loss of equity method investee	(0.07)	—

Net (loss) / income before income taxes	(1.42)	0.88

Tax	(0.01)	(0.11)

Net (loss) / income (GAAP)	(1.43)	0.77
Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED JUNE 30, 2009
(All figures are in US$ million)

	Quarter ended June 30
	2009	2008

Operating Expenses (GAAP)	6.07	7.22

Depreciation/Amortization	(1.18)	(1.68)

Operating Expense (Non-GAAP)	4.89	5.54
For further details contact:
Mandar Narvekar
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extension: 138
Fax.: +91-22-2444-6837